March 12, 2007

Alison Newman T: (212) 479-6190 F: (212) 479-6275 anewman@cooley.com

VIA Federal Express and EDGAR Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Donald C. Hunt

Re:	MedaSorb Technologies Corporation
Amendment No. 3 to Registration
Statement on Form SB-2
File No. 333-138247

Dear Mr. Hunt:

We are herewith filing with the SEC via EDGAR as “Correspondence” a draft of proposed Amendment No. 3 to the above-referenced Registration Statement. The draft addresses the comments set forth in the Commission’s letter from Peggy Fisher to Al Kraus dated February 23, 2007, other than comment 5, which requested that updated financial statements be included in the filing.

As we discussed last week, as a result of the above-referenced Registration Statement not having been declared effective by February 25, 2007, MedaSorb is obligated to pay the June 30, 2006 purchasers of its Series A Preferred Stock liquidated damages of $105,000 per 30-day period from February 26, 2007 through the date that the Registration Statement is declared effective. In addition, cash dividends on the shares of Series A Preferred Stock issued to those investors are now accruing at the increased rate of 20% per annum.

Although MedaSorb has not yet completed the audit of its 2006 financial statements and is unable at this time to include such financial statements in the Registration Statement, with your permission, we are seeking the preliminary review by the staff of our responses to your comments. We will file an amendment to the Registration Statement as soon as updated financial information is available.

Separate printed copies of this letter are being transmitted directly to you, together with three printed copies of the draft Amendment No. 3, blacklined to show changes from Amendment No. 2 to the Registration Statement.

Set forth below are MedaSorb’s proposed responses to the Commission’s comments set forth in its February 23, 2007 letter. The responses are numbered to correspond to the numbered paragraphs of the comment letter. Except as otherwise noted, all information in this response has been provided by MedaSorb.

Securities and Exchange Commission
March 12, 2007
Page Two

Annex A to this letter, referenced in response 2 below, contains excerpts from filings made by MedaSorb with the FDA with respect to studies of its BetaSorb™ device. These excerpts contain non-public information the disclosure of which, in MedaSorb’s belief, may be harmful to its business. Accordingly, MedaSorb respectfully requests that the Commission not permit Annex A to this letter to be made publicly available.

Fee Table

1.   We have revised the cover page to include the fee table reflecting the size of the offering as currently contemplated.

Summary

2.  As reflected in the registration statement, the BetaSorb™ device has been used in a total of three human pilot studies involving 20 patients. Attached as Annex A to this letter is a Pilot Study Report submitted to the FDA on January 24, 2003, reflecting the results of a study of MedaSorb’s BetaSorb™ device on twelve patients. Tab 9 to Annex A of our December 13, 2006 letter is an article appearing in the journal Blood Purification, which reports on the results of a study conducted in Italy on the treatment of two long-term dialysis patients with MedaSorb’s BetaSorb™ device. Because this study was conducted outside of the United States, it was not submitted to the FDA, and we do not have formal results to forward to the Commission with respect to this study. As previously indicated, Annex A to our January 25, 2007 letter is a Study Synopsis submitted to the FDA on November 10, 2005 reflecting the results of a study of MedaSorb’s BetaSorb™ device on six patients.

Products

3.  We have deleted or revised as appropriate the references to the effectiveness and efficacy of MedaSorb’s products.

Commercial and Research Partners

4.  We have revised the disclosure to delete the $7 million grant figure.

Financial Statements

5.  MedaSorb will file an amendment to the registration statement prior to the time it requests acceleration of the effective date of the registration statement, which amendment will include updated financial statements as required by Item 310(g) of Regulation S-B, as well as updated disclosure regarding the 2006 compensation of MedaSorb’s directors and officers.

Securities and Exchange Commission
March 12, 2007
Page Three

We appreciate your cooperation with us on this matter. If you have any comments or questions regarding this letter or proposed Amendment No. 3, please do not hesitate to call Zev Bomrind at (212) 479-6113 or the undersigned at (212) 479-6190.

Sincerely yours, Alison Newman

Annex A

JANUARY 24, 2003 PILOT STUDY REPORT